Wefunder Revenue Share

WEFUNDER

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve these revenue numbers for a number of reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the repayment schedule would be affected.

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Company name	**Get Jobzz LLC**
Total target loan amount	**$107,000**
Multiple for investors	**2.00**
% of revenues	**10%**
Early Bird terms?	**Yes**
Early Bird loan amount	**$25,000**
Early Bird multiple for investors	**2.50**
Year of disbursal	**2021**
Quarter of disbursal	**Q1**
Grace period quarters	1
Quarter repaid	Q3, 2023
Years to repay	2.75
Non Early Bird loan amount	$82,000
Non Early Bird repayment amount	$164,000
Early Bird loan amount	$25,000
Early Bird repayment amount	$62,500
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$107,000
Total repayment amount	$226,500

Quarter	Year	Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q1, 2021	2021	**$20,000**	$0	$0	$226,500
Q2, 2021	2021	**$30,000**	$3,000	$3,000	$223,500
Q3, 2021	2021	**$45,000**	$4,500	$7,500	$219,000
Q4, 2021	2021	**$67,500**	$6,750	$14,250	$212,250
Q1, 2022	2022	**$101,250**	$10,125	$24,375	$202,125
Q2, 2022	2022	**$151,875**	$15,188	$39,563	$186,938
Q3, 2022	2022	**$227,813**	$22,781	$62,344	$164,156
Q4, 2022	2022	**$341,719**	$34,172	$96,516	$129,984
Q1, 2023	2023	**$512,578**	$51,258	$147,773	$78,727
Q2, 2023	2023	**$768,867**	$76,887	$224,660	$1,840
Q3, 2023	2023	**$1,153,301**	$98,393	$226,500	$0

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2021	$162,500	$14,250	$14,250	$226,500
2022	$822,656	$82,266	$96,516	$129,984
2023	$3,174,746	$283,248	$226,500	$0